KALiiN, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

as of
February 14, 2017

Together with
Independent Accountants' Review Report



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

KALiiN, LLC
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Member
KALiiN, LLC
Memphis, Tennessee

We have reviewed the accompanying financial statements of KALiiN, LLC (the "Company"), a Tennessee LLC, which comprises the balance sheet as of February 14, 2017 ("Inception") and the related statement of operations and member's equity, and of cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
August 2, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

KALiiN, LLC
BALANCE SHEETS
(unaudited)

		February 14, 2017
Assets		
Current assets:		
Cash	$	-
Total assets	$	-
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable	$	-
Total liabilities		-
Commitments and contingencies (Note 3)		-
Member's Equity		-
Total liabilities and member's equity	$	-

See accompanying independent accountants' review report and notes to the financial statements

KALiiN, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
(unaudited)

	February 14, 2017
Revenues	$ -
Operating Expenses-	
General and administrative	-
Net income	$ -
Ending member's equity	$ -

See accompanying independent accountants' review report and notes to the financial statements

KALiiN, LLC
STATEMENTS OF CASH FLOWS
(unaudited)

	February 14, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Net cash provided by operating activities	-
Increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

KALiiN, LLC was formed on February 14, 2017 ("Inception") in the State of Tennessee. The financial statements of KALiiN, LLC (which may be referred to as the "KALiiN", the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Memphis, Tennessee.

KALiiN's software application (the "App") initially was developed and incubated by Richard Grover, Founder/CEO of KALiiN and VARANIDEA, the Company's sole member upon the formation of KALiiN. During the period from November 23, 2015 to February 13, 2017, Richard Grover and VARANIDEA invested a total of $253,982 in creating and developing the KALiiN App. On February 14, 2017, Richard Grover and VARANIDEA transferred the intellectual property rights for the App into KALiiN. Subsequent to February 13, 2017, $63,100 of additional development costs for the App were incurred by KALiiN. These development costs were paid for by Richard Grover and VARANIDEA, and are considered contributed capital; accordingly, no repayment of these costs by the Company is necessary. Since all of the software development costs for the App also were expensed under software capitalization standards, and transferred into KALiiN on a carryover basis due to the related-party nature of the transaction, there is no monetary amount recognized on the balance sheet as contributed upon the formation of KALiiN.

KALiiN is an Enterprise and Consumer-based mobile applications that are being built with Artificial Intelligence (AI) and Machine Learning. Additionally, KALiiN also manages a vast array of diverse data that impacts the consumer's entire ecosystem, making it more usable. KALiiN is a life style application designed to provide the user with appropriate, specific recommendations and efficient time allocations. KALiiN was created to give the average user thirty to ninety minutes back in their day.

Going Concern and Management Plans
The Company has a limited operating history, and has relied on our founding member and new members to fund the Company since formation. The Board of Advisors and the Management team are seasoned professionals with global experience with businesses, start-up businesses and management of businesses. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable

inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: technological advances, competition from companies with substantially more resources, privacy regulations, and availability of integrations with other commonly used software products. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primary from subscriptions and advertising revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Subscription revenues, if and when generated, will be deferred and recorded over the service period. To date, the Company has not generated any revenues.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns, when filed, will be subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBER'S EQUITY

Distributions
The Company will make distributions of available cash to Members and Assignees at such time or times as the Managing Member determines in his sole discretion. Each distribution, regardless of the source or character of the assets to be distributed, will be made to Members and Assignees of record on the record date established by the Managing Member or, absent any such record date, to Members and Assignees of record on the date of the distribution.

First, to the Members with a balance in their Priority Return Base as of the applicable record or distribution date pro rata based on their respective Percentage Interests, until each such Member's Priority Return Base is reduced to zero.

Second, pro rata to all Members and Assignees based on their respective Percentage Interests on the applicable record or distribution date.

Allocations of Profits and Losses
Company Profits and Losses (and all items in the computation thereof) shall be allocated among the Members and Assignees in a manner such that, immediately after making such allocations, the Capital Account balance of each Member or Assignee is, as nearly as possible, equal to: (a) the amount that would be distributed to such Member or Assignee if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their respective Book Values, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed to the Members immediately after making such allocations, minus (b) such Member's or Assignee's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

NOTE 5 – SUBSEQUENT EVENTS

As of May 31, 2017, the Company received an additional $100,000 in capital contributions in exchange for a 2% interest in the Company.

The Company has evaluated subsequent events that occurred after February 14, 2017 through August 2, 2017. There have been no other events or transactions during this time that would have a material effect on the Company's financial statements.